FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press release regarding the absorption of Banco Español de Crédito, S.A.

2	Material Fact dated December 17, 2012, announcing the absorption of Banco Español de Crédito, S.A.

3	Webcast presentation regarding the absorption of Banco Español de Crédito, S.A.

Press release

Banco Santander to absorb Banesto and Banif,

combining its brands in Spain

•	The transaction is part of the restructuring of the Spanish financial system and will strengthen the Santander brand, which will have 4,000 offices under the same corporate identity

•	Banesto shareholders will receive Santander shares at a premium of 24.9%

•	Santander and Banesto customers will benefit from a broader branch network, with access to a wider range of products and coverage for their international needs

•	The merger will be completed in May next year. The operational and brand integration will be completed in 2013

•	The merger of the two banks will generate synergies of EUR 520 million in the third year. Cost savings will be generated through the integration of central services and the closure of 700 branches

Madrid, Dec. 17, 2012 – The Board of Directors of Banco Santander approved today a proposal to absorb Banesto through a merger. Banco Santander currently holds 89.74% of Banesto’s share capital.

Banco Santander Chairman Emilio Botín said: “This is a good transaction for everyone. For the shareholders of Santander and Banesto, who will receive a premium of 25% and shares with the most attractive dividend in the market; for customers of Banesto, who will have access to the Group’s 14,000 branches around the world; and for employees, who will be able to have international careers. Santander is the strongest, most solid bank in Spain.”

This transaction is part of the restructuring of the Spanish financial system, which involves a significant reduction in the number of competitors and the creation of larger financial institutions. Against this backdrop, Banco Santander has decided to operate under a single brand in Spain by absorbing Banesto and Banif.

The minority shareholders of Banesto, who hold 10.26% of its capital, will receive existing shares in Banco Santander at a rate of exchange that will include a premium of 24.9% over the Banesto closing quote of Friday, Dec. 14. The Santander stock has one of the best per share remunerations in the market. Employees of Banesto will join Banco Santander and have access to better career possibilities, with international opportunities.

Santander, Banesto and Banif customers will also benefit from the integration through access to a broader branch network, with 4,000 branches in Spain under a single corporate brand. Brand Finance has ranked Santander as the most valuable banking brand in Spain and the fourth most valuable in the world. The merger of the two networks under a single brand will boost Grupo Santander’s growth in both loans and deposits

Moreover, Banesto customers will benefit from the integration through access to a wider range of products and the largest international branch network in the world, with more than 14,000 offices in twelve markets: Spain, the U.K., Germany, Poland, Portugal, the U.S., Brazil, Mexico, Chile, Argentina, Uruguay and Puerto Rico.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	1

The integration of Santander, Banesto and Banif will allow the rationalization of the branch network, with the closure of about 700 of the three banks’ 4,664 offices. Santander will reinforce its specialized business network, thanks to Banesto’s leadership in SME financing,and in private banking, where Banif is the market leader in Spain.

The group’s combined market share of branches in Spain will increase from 10% in 2008 to 13% in 2015, as the expected reduction in branches is considerably less than the decline in the sector as a whole. At the end of 2015, Spain will have an estimated 30,000 bank branches, an overall decline of 16,000, or 35%, in eight years.

The reduction in total employment stemming from the branch closures will be implemented gradually, without abrupt cuts. This will be achieved by transfers to other units of the Group, in Spain as well as abroad, natural turnover and incentivized departures.

This restructuring will generate cost savings equivalent to 10%, or about EUR 420 million in the third year. Moreover, revenues are expected to increase by EUR 100 million, providing total annual pretax synergies of EUR 520 million from the third year. The merger will add value from the start, increasing earnings per share by 3% in the third year.

“Banesto has been a leader in Spanish banking in the last 20 years. It successfully combined prudent risk management with best-in-class performance in customer service. The integration of Banesto and Santander involves no execution risk. The two banks have shared a banking platform for a long time. Banesto staff will continue to play a key role in the Santander group in the coming years,” said Santander Chief Executive Alfredo Sáenz.

The absorption of Banif, a 100%-owned unit of the Group, will reinforce Santander’s specialised private banking network in Spain. Banif, whose integrated model of private banking sets it apart from its competitors, has EUR 36 billion of assets under management and 550 employees in 52 branches. Grupo Santander is the leader in wealth management in Spain, with some EUR 78 billion of assets under management.

Banco Santander was named Best Bank in the World by Euromoney magazine in 2012. In its stress test of the Spanish financial sector, Oliver Wyman confirmed Santander was the only bank that would increase its capital ratios, even in the most adverse scenario, with surplus capital of EUR 25,300 million in 2014, without ever having received state aid. Santander’s absorption of Banesto will have a neutral effect on its capital ratios.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	2

MATERIAL FACT

Further to the material fact announcement published this morning, Banco Santander, S.A. (“Santander”) announces that today its Board of Directors has resolved to propose to Banco Español de Crédito, S.A. (“Banesto”) a merger by absorption of Banesto (the absorbed company) by Santander (the absorbing company), with an exchange ratio of 0.633 shares of Santander, of 0.5 euro par value each, in exchange for each share of Banesto, of 0.79 euro par value each, which represents a premium of approximately 42% on the average price of the Banesto shares during the last 6 months and of 24.9% on the closing price of Banesto shares on December 14, 2012, resulting in 3.73 euro per share of Banesto.

Santander plans to deliver treasury shares in exchange for the shares of Banesto.

This transaction is being realized as part of a commercial integration which will bring Banesto and Banif under the Santander brand.

Boadilla del Monte (Madrid), 17 December, 2012

Banesto to merge with Santander December 2012

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and the expected synergies to arise from the proposed merger. While these forward-looking statements represent our judgment and future expectations concerning the development of our business and the Spanish financial sector, a number of risks, uncertainties and other important factors could cause actual developments and results, including the level of foreseen synergies, to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Additional information for US persons: the consideration paid to shareholders of Banesto for the merger will be the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult to enforce rights and any claim arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than pursuant to the merger, such as in open market or privately negotiated purchases.Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Summary of the transaction Rationale of the transaction: Why are we doing this now? The Spanish financial system: outlook

Summary of the transaction Santander offers to acquire Banesto’s minority shareholders at an exchange ratio of 0.633x Santander shares for each share of Banesto (EUR 3.73 per share*), paid with treasury stock (approx. 45 million Santander shares) This exchange offer values Banesto at approx. EUR 2.6bn (25% premium over closing date Dec 14, 2012 and a premium of 42% over the average price of the last 6 months) Merger expected to be completed by May 2013 Banesto S.A. will be absorbed and merged into Santander Annual synergies expected to reach pre tax EUR 520m; (EUR 420m cost synergies; EUR 100m revenue improvement), within 3 years. Personnel reduction will be performed in a progressive way via natural turnover, relocation to other units and incentivised redundancies

An attractive deal for Banesto shareholders Banesto shareholders receive +25 % premium over Dec 14th closing price and a +42 % premium over the 6 month average Banesto shareholders participate in a international diversified bank with 55% of its profit coming from emerging markets; with a strong balance sheet and significantly higher growth prospects. Banesto shareholders receive Santander shares which are one of the most liquid stocks in Europe, with an attractive shareholder remuneration strategy (past 12 months: 60c) On top of that, as Santander’s shareholders, Banesto shareholders will benefit from the delivery of the integration synergies

.and service improvements for Santander and Banesto´s customers Santander’s and Banesto’s customers will have access to a broader distribution network (4,000 branches) Banesto’s customers will have access to a broader range of products, as well as to Santander’s international network that can support the international operations of its SME and corporate customers.

EXPECTED TIMETABLE Dec 17, 2012 Santander’s Board approves the transaction Jan 9, 2013 Santander’s Board approves merger project Jan 10, 2013 Merger project communicated to the market / CNMV Santander’s General Shareholders’ Meeting. Mar 22, 2013 April 26, 2013 Regulatory and administrative approvals (approx.) Legal merger completed and Santander’s shares will be May, 2013 delivered to Banesto’s shareholders

Summary of the transaction Rationale of the transaction: Why are we doing this now? The Spanish financial system: outlook Final remarks

Rationale of the merger A The profitability of the banking sector in Spain is under pressure B Why now? C Cost synergies D Revenue improvement: new structure in Spain E Financial impacts

A The profitability of the banking sector in Spain is under pressure… The Spanish financial system has lost What does the sector profitability over the past 5 years need to do? Lower spreads 1. Recover lost SPREADS and FEE income… …leads to a deteriorating efficiency despite cost 2. improvement …NORMALISATION OF PROVISIONS Cyclically higher provision and IMPROVE = Low EFFICIENCY profitability

Santander is working to recover profit levels in Spain lost in the last few years… Credit front book at good margins… new ecover lost SPREADS deposit origination margins still need to and FEE income improve; improved fee generation throug enhanced quality of service We are accelerating the provisioning of t Spanish balance sheet NORMALISATION (400 bp, inc. Royal Decrees) OF PROVISIONS We expect provision normalisation to star the H2 2013 … and We have been delivering flat IMPROVE costs, but this is not enough… now we need to focus on structural EFFICIENCY efficiency improvement

B Why now? 1. A “single brand” strategy is most suitable for a low growth market Focus on combining EFFICIENCY GAINS with selective market share gains = best achieved with a SINGLE BRAND 2. Higher economies of scale 3. Flight to quality to the top are necessary in a more brands is accelerating concentrated market Average market share of the “top 5” branch networks: 2007: ca. 8% +1.9pp since Dec-11 2015 (exp.): ca. 12-13%

A single brand = stronger position Ranking: number of Ranking: deposits (EUR bn) branches

A balanced nationwide networ Combined branch market share by region 12% 29% 11% 13% 9% 8% 11% 10% 9% 17% 12% 9% 12% 10% 9% 11% 16%

… with one of the strongest brands in the international financial system Top Banking Brands 2012 1 2 The 4th 3 international Zara and Santander, the only two 4 financial Spanish brands in the global “Top 100” brand… Interbrand 2012 5 … and the 1st in 6 the Eurozone 7 8 9 10 Brand Finance Global 500 February 2012

C Cost synergies: Brand consolidation and structural efficiency improvement Integration of central structures Branch optimisation: There is already some degree of integration between Santander and We expect to close approx. 700 Banesto (e.g., IT platform, factories) branches, without impact on our However, significant efficiencies can business generation, over the still be achieved through the next 3 years integration of both structures One corporate center / one management structure Optimal size of the new network: ca. 4,000 branches (vs 4,664 Integration of intermediate currently) structures Full integration of back offices / IT/ops Resource re-allocation: strengthen our corporate, SME Estimated timeline for operating and affluent segments / networks integration: 1 YEAR

Cost synergies: EUR 420m (pretax) within three years Total % of Total Synergies (before taxes) Pre-tax 2012 costs savings(SPAIN)Year 1 Year 2 Year 3 IT 30Premises / real estate 69 420 Ops 32 326 Advertising / brand 8 Other expenses 27 206 Depreciation 16Total G&A 183 11%Total combined headcount to be Personnel expenses 237 10% reduced progressively over 3 years:Natural turnover Total costs 420 10% Relocation to other units within the Restructuring cost after taxes: Group that require headcount growth EUR 400m Incentivised redundancies (Platform migration, IT, rebranding,In addition, Banestos employees will headcount reduction, etc.) have access to an international career

D Revenue enhancement: Re-allocate resources to the most 18 attractive / higher ROE segments: Corporates / SMEs / affluent, through specialised networks Currently: Target: 4,664 branches Approx 4,000 branches A single brand New business structure Leverage on Banesto’s 2,914 branches traditional strengths in (of which 149 Business SME and business banking Branches) Reinforce specialised Universal Branches networks: Optimised Network SME/Corporate 1,698 branches Affluent Private banking Business banking centres (of which 79 Business Branches) Enhanced service quality Reinforced Network Target revenue Premium Branches improvement in 3 years: Reinforced Network 52 EUR 100 m Premium Branches

E Financial impacts Total synergies (revenue + cost) expected to reach EUR 520m (pre-tax) Impact on capital: approx. neutral

Summary of the transaction Rationale of the transaction: Why are we doing this now? The Spanish financial system: outlook Final remarks

Features of the Spanish financial system in 2015+ I A more concentrated market IIon track to deliver a ROTE normalisation III but with clear winners and losers

I A more concentrated market… Deposit market share (3Q12) Top 5 banks will control ca. 65% of the Ca. market (in line with 16% in 2015 other European economies) = improved pricing rationality and economies of scale

II … on track to a ROTE normalisation in the sector 1. The sector will move towards a IMPROVE SPREADS more normalised ROTE over the next 3-4 years 2. ROTE: Spanish financial sector ORMALISATION OF PROVISIONS 3. IMPROVE EFFICIENCY

1. MPROVE SPREADS: Customer spread improvement is already under way B SPREADS EXPECTED TO CONTINUE TO IMPROVE OVER THE NEXT 18 MONTHS: Lending spreads: favorable back book / front book dynamics to continue +40-50 bp Deposit spreads to over 2-3 improve following years deleveraging / creation of SAREB 40-50 bp margin improvement expected in 2-3 years ..plus (not included in numbers) additional M-T 13e 13e 14e 14e 15e15e16e16e upside from progressive - Jul - Dec Jun - - Dec Jun - Dec- Dec normalization of ECB rates Jun

2. PROVISIONS: Peak in 2012 / 2013; normalisation expected over the next 3 years Evolution cost of risk (Provisions / loans)% (*) Normalisation of provisions will start in 2013 … moving towards a normalised level through the cycle The financial system expects to fully comply with the provisioning level of 60bp requirements for Spanish real estate by 2013 (*) Provisions in 2012 are higher due to the effect of the RDs on real estate provisions

3. MPROVE EFFICIENCY: Reduction in the number of branches in the system via plain closures or mergers / integrations Evolution of branches (banks+saving banks) Trend for the Pre-crisis Current period next 3-4 years 2004-2008 2009-2012 2013e-2016e # branches opened/closed +5,462 -7,065 -9,000 Total branches 46,065 39,000 30,000 SAN market share 11% 12% 13% Financial system expected to close 9,000 branches over the next 3 years

27 III … but with clear winners and losers… Deposit evolution by groups The BIG 3 have increased their market share mainly through capturing deposits from the WEAKER Santander Spain COMPETITORS has shown the best individual performance in the system

Santander is a CLEAR WINNER in the new environment, leading to the NORMALISATION OF THE CONTRIBUTION OF OUR SPANISH BUSINESS prove margins and n profitable market Improve Normalise are with enhanced efficiency rovisions service quality 2012: Cost of risk 2012: Loans: EUR 210bn (MS 11%) 150bp ex RDs Deposits: EUR 185bn (MS 14%) Announced cost (ca. EUR 3bn) NIM: 3% (NII / loans) synergies (merger of the (400bp with RDs) 3 YEAR VIEW: networks; new structure): Loans: EUR 220bn (MS 13%) + EUR 0.42bn Cost of risk 2015: Deposits: EUR 210bn (MS 16%) 70bp NIM: 3.3% (NII / loans) (EUR 1.4bn) Improved revenue generation: Lower costs: Lower provisions EUR +0.6bn EUR 0.42bn Ca. EUR 1.5bn

Santander will be a CLEAR WINNER in the new environment, leading to the NORMALISATION OF THE CONTRIBUTION OF OUR SPANISH BUSINESS The new structure is designed to take full advantage of the Our target is to deliver a growth 12-15% ROTE opportunities, in our Spanish mainly through business within three years organic growth

Summary of the transaction Rationale of the transaction: Why are we doing this now? The Spanish financial system: outlook Final remarks

Final remarks An attractive transaction for Santander shareholders: Low execution risk Significant integration synergies (+EUR 520m) EPS accretive: +3% in Year 3 The single brand and the new structure will allow Santander to best capture the market share gain opportunities in the Spanish market, which will contribute to the normalisation of its profitability in Spain An attractive transaction for Banesto shareholders: Attractive premium (+25% over Dec 14th closing price; +42% over the 6 month average) Become shareholders of Santander: a diversified international group, with presence in high growth markets and a liquid stock, with an attractive remuneration strategy An attractive transaction for all stakeholders of both banks: a stronger network able to provide a wider range of products and better quality of service

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 17, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President